FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

3 December 2012

SENIOR MANAGEMENT APPOINTMENTS

HSBC Holdings plc announces that Paul Thurston will retire as a Group Managing Director and Chief Executive of Retail Banking and Wealth Management (RBWM), after a distinguished 37-year career with the HSBC Group, on 31 December 2012.

John Flint is appointed a Group Managing Director and will succeed Thurston as Chief Executive of RBWM, one of HSBC's four global businesses, with effect from 1 January 2013. Guilherme Lima will succeed Flint as Group Head of Strategy and Planning and Chief of Staff to the Group Chief Executive.

Separately, Antonio Losada (57), Chief Executive of Latin America and the Caribbean since 1 February 2012, has been appointed a Group Managing Director with effect from 1 December 2012. Losada has been with the HSBC Group since 1973 and has served in Brazil and as CEO of Argentina.

"I would like to thank Paul for his 37 years of dedicated service to HSBC. Paul had planned to retire two years ago but stayed on at my request to help establish RBWM as a globally managed business. Under Paul's leadership RBWM has developed and rolled out consistent business models across multiple markets as part of a new, highly targeted strategy to build a global business," said Stuart Gulliver, Group Chief Executive.

Thurston, 59, started his career at HSBC in 1975 in the United Kingdom, where he worked in a range of roles. Thurston moved to Hong Kong in 2000 to lead retail banking in the territory and was appointed a Group General Manager in 2003 when he took up responsibility for retail banking across the Asia-Pacific region. In 2007, Thurston was appointed CEO of HSBC Mexico and later that year co-head of the Latin American region. Thurston joined the Group Management Board in 2008 when he returned to London to take up the role of Managing Director of UK Banking. He was appointed CEO of HSBC Bank plc in April 2009 and took up his current role as CEO of RBWM in March 2011.

Flint, 44, joined HSBC in 1989 and has worked in Hong Kong, Singapore, Indonesia, Thailand, India, Bahrain, the United States and the UK. Flint spent the first 14 years of his career with HSBC in Asia helping to establish and expand the Global Markets business in the region before moving back to the UK in 2004. Flint was appointed Group Treasurer in 2006 and in 2008 added the roles of Deputy Head of Global Markets and Head of Global Markets, Europe, Middle East and Africa. He was appointed Chief Executive of HSBC Global Asset Management in 2010 and a Group General Manager in 2011. He took up his current role at the beginning of 2012.

Lima, 38, joined HSBC in 2010 as Group Head of Strategy from McKinsey & Co., where he was a partner. He has worked in the UK and Hong Kong for HSBC, and in Brazil, Mexico, the United States, Spain and the Netherlands for McKinsey.

Media enquiries to:
London
Patrick Humphris	+44 (0)20 7992 1631	patrick.humphris@hsbc.com
Hong Kong
Gareth Hewett	+852 2822 4929	garethhewett@hsbc.com.hk
Investor Relations enquiries to:
London
Guy Lewis	+44 (0)20 7992 1938	guylewis@hsbc.com
Robert Quinlan	+44 (0)20 7991 3643	robert.quinlan@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4908	hugh.pye@hsbc.com

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,721bn at 30 September 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                          By:

                                                                                   Name:   P A Stafford

                                                                                                   Title: Assistant Group Secretary

                                                                                        Date: 03 December 2012